SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letter dated November 4, 2013 to the Argentine National Securities Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 5, 2013

Securities and Exchange Commission

Dear Sirs,

RE.: Resignation of Director

I am writing you as Chairman of the Board of Directors of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the Company) to inform you that the Company received a letter from Mr. Patrizio Graziani yesterday submitting his resignation as Director of the Company due to his appointment to perform executive responsibilities for the Company.

The Board of Directors of Telecom Argentina will consider the resignation of Mr. Graziani in the next Board of Directors Meeting to be summoned.

Sincerely,

Enrique Garrido
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 5, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman